UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number: 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Translation of registrant’s name into English)
141 Front Street
Hamilton HM 19
Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Closing of the Public Offering of Senior Notes
On June 13, 2025, Aspen Insurance Holdings Limited (the “Company”) closed its offering of $300,000,000 aggregate principal amount of its 5.750% Senior Notes due 2030 (the “Notes”), pursuant to an underwriting agreement, dated June 10, 2025 (the “Underwriting Agreement”), entered into by and among the Company and Citigroup Global Markets Inc., Lloyds Securities Inc. and HSBC Securities (USA) Inc., acting on behalf of themselves and as representatives of the underwriters named therein. A copy of the Underwriting Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The Notes were offered pursuant to an effective shelf registration statement (File No. 333-272650) (the “Registration Statement”). In connection with the offer and sale of the Notes, the Company entered into the Fifth Supplemental Indenture (as defined below).
On June 13, 2025, the Company, as issuer, and Deutsche Bank Trust Company Americas (“Deutsche Bank”), as trustee, entered into a fifth supplemental indenture (the “Fifth Supplemental Indenture”) to that certain Indenture, by and between the Company, as issuer, and Deutsche Bank, as trustee, dated as of August 16, 2004 (the “Base Indenture”). The Base Indenture and the Fifth Supplemental Indenture set forth the terms and conditions under which the Notes were issued, as well as the rights and obligations of the parties thereto and of the holders of the Notes. Copies of the Base Indenture and the Fifth Supplemental Indenture are filed as Exhibits 4.1 and 4.2 hereto, respectively, and are incorporated herein by reference.
Legal opinions relating to the validity of the Notes are attached hereto as Exhibits 5.1 and 5.2.
INCORPORATION BY REFERENCE
This report on Form 6-K and the Exhibits hereto shall be deemed to be filed with the Securities and Exchange Commission and are incorporated by reference into the Registration Statement and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT INDEX

Exhibit
1.1
Underwriting Agreement, dated June 10, 2025, among the Company and Citigroup Global Markets Inc., Lloyds Securities Inc. and HSBC Securities (USA) Inc., as representatives of the underwriters named therein

4.1
Indenture, dated August 16, 2004, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 14, 2004 (Registration No. 333-119314))

4.2	Fifth Supplemental Indenture, dated as of June 13, 2025, to the Indenture, dated as of August 16, 2004, by and between the Company and Deutsche Bank Trust Company Americas, as trustee

4.3	Form of Global Note evidencing the 5.750% Senior Notes due 2030 (included in Exhibit 4.2)

5.1	Opinion of Sidley Austin LLP

5.2	Opinion of Walkers (Bermuda) Limited

23.1	Consent of Sidley Austin LLP (included as part of Exhibit 5.1)

23.2	Consent of Walkers (Bermuda) Limited (included as part of Exhibit 5.2)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: June 13, 2025	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Group Chief Financial Officer &
Treasurer